UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-41776

SOLOWIN HOLDINGS

(Translation of registrant’s name into English)

Room 1910-1912A, Tower 3, China Hong Kong City

33 Canton Road, Tsim Sha Tsui, Kowloon

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Resignation of Chief Executive Officer and Director

The board of directors (the “Board”) of SOLOWIN HOLDINGS (the “Company”) has received a resignation letter from Mr. Shing Tak Tam (“Mr. Tam”), who resigned as the Chief Executive Officer and a director of the Company, effective March 18, 2025. Mr. Tam’s resignation is not the result of any disagreement with the Company on any matter relating to its operation, policies (including accounting or financial policies), or practices.

Appointment of New Chief Executive Officer and Director

The Board further appointed Mr. Ling Ngai Lok (“Mr. Lok”), the chairman of the Board of the Company, as the new Chief Executive Officer and Ms. Xue Yao (“Ms. Yao”) as a director with effect from March 19, 2025, to fill the vacancies created by Mr. Tam’s resignation.

Mr. Lok, aged 41, served as the Company’s director from July 2021 to June 2022 and the Company’s subsidiary Solomon JFZ’s director since January 2019. On November 29, 2022, Mr. Lok was appointed as the Chairman of the Board of the Company. He has been the fund director of Solomon Capital Fund SPC since March 2019, overseeing the operation of the SPC Fund and reviewing and evaluating the performance of the fund. Mr. Lok’s expertise in finance, fund management, capital markets, and fund-raising, has been instrumental in driving the Company’s capital growth.

Ms. Yao, aged 44, has served as a director of Solomon JFZ since October 2022 and the Managing Director of the Company’s subsidiary, Solomon Private Wealth, since August 2024. At Solomon JFZ and Solomon Private Wealth, Ms. Yao has been responsible for setting their strategic direction and overseeing their business performance. Since March 2019, Ms. Xue has been a fund director of Solomon Capital Fund SPC, in which Solomon JFZ acts as the investment manager and Ms. Xue oversees fund operations, evaluates performance, and ensures compliance with applicable regulations. Ms. Yao is also a principal shareholder of the Company, beneficially owning 3,960,000 Class B ordinary shares of the Company through FORTUNE DYNASTY GLOBAL LIMITED, representing approximately 44.6% voting power of the Company’s outstanding shares as of the date of this report. Ms. Yao has over 15 years of experience in investment banking, corporate finance, and private equity in small and mid-cap markets. Prior to joining Solomon JFZ, Ms. Yao worked as the Finance Director at Followme Technology Limited where her duties included financial control, overseeing business operations, and developing business plans. Ms. Yao obtained her EMBA in China Europe International Business School in 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2025	SOLOWIN HOLDINGS

	By:	/s/ Ling Ngai Lok
Ling Ngai Lok
Chief Executive Officer and Chairman of the Board

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